Peak Launches Cash Advance Financing Program for JD.COM Suppliers

Montreal, Quebec--(Newsfile Corp. - February 3, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced the launch of a new Cubeler Lending Hub financing program for JD.com ("JD") product suppliers that will allow them to receive cash advances on product orders they get from JD.

The program was developed in collaboration with certified JD product supplier Xiamen Guangzhui Ltd. ("Xiamen"), which recently officially became a Lending Hub member. Xiamen, which provides JD with various brands of liquor, snack foods and non-alcoholic beverages, explained the cash crunch it and other suppliers of the online giant face because they must pay product manufacturers in advance when placing orders but only receive payment from JD two weeks after the products have been delivered to JD's warehouses. It should be noted that there are important differences between this program and the distributor and retailer financing program launched by Peak in October 2020. For instance, rather than being based on the usual AI and data analysis performed by the Lending Hub software, funding approval under this program is based solely on verified product orders from JD received by the suppliers. So the program and the lenders who accept to extend credit based on it are essentially relying on JD's ability to pay for the orders that it has placed with the suppliers rather than on the suppliers' ability to pay back the short-term cash advances.

Peak will collect a flat service fee equal to a percentage of the value the cash advanced on all transactions, regardless of the duration of the cash advances, while lenders who provide the funds can expect to earn interest calculated daily on the sums advanced for the duration of the terms, which typically will be for a one to two-week period. Xiamen believes that gaining access to cash advances through the program will allow it to significantly increase its business with JD. Meanwhile, the program was launched with cash advances totalling 5M RMB (about CAD$ 994,000) extended to Xiamen, related to orders for snack foods and soft drinks for the first week of February 2021.

"We're very excited about this new program because we believe it fills yet another need for our supply-chain clients," commented Peak China CEO Liang Qiu. "Normally, to qualify for funding through the Lending Hub, businesses need to have had at least a minimum amount of historical data analysed by the platform. This program allows certified suppliers of reputable marketplaces like JD to simply leverage their relationships with JD to instantly access funds and solve their cash flow issues without the historical data analysis component. We believe this will provide one of the safest yet most profitable types of loans available to lenders on the Lending Hub ecosystem. So we expect this to become a very popular Lending Hub program. That's why we will eventually be extending it to suppliers of other reputable online marketplaces."

Peak did not disclose the percentage of the service fees it collects on the transactions under the terms of the program as disclosing that information might have unintended consequences on the business of program participants and their relationships with their clients.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

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